EXHIBIT 13.5


[Logo of                               NOTEHOLDERS REPORT
 Crusade                       CRUSADE GLOBAL TRUST NO.1 OF 1999
  Trust]           AGGREGATE TOTALS FOR FISCAL YEAR 1 OCT 2002 TO 30 SEPT 2003


NOTES
                          ------------------------------------------------------------------------
                          FV OUTSTANDING (USD)         BOND FACTOR AS AT        COUPON RATE AS AT
                          AS AT SEPT 30, 2003            SEPT 30, 2003            SEPT 30, 2003
                          ------------------------------------------------------------------------

Class A1 Notes                           0.00                 0.000000%                0.000000%

Class A2 Notes                 146,402,343.03                25.729762%                1.620000%

Class A3 Notes                 125,000,000.00               100.000000%                1.710000%

Class B Notes                    9,500,000.00               100.000000%            Not Disclosed
--------------------------------------------------------------------------------------------------


NOTES
                          ------------------------------------------------------------------------
                          COUPON PAYMENTS                 PRINCIPAL
                               (USD)                   PAYMENTS (USD)           CHARGE OFFS (USD)
                          ------------------------------------------------------------------------

Class A1 Notes                       0.00                        0.00                       0.00

Class A2 Notes               3,925,152.35              110,227,139.14                       0.00

Class A3 Notes               2,365,347.22                        0.00                       0.00

Class B Notes               Not Disclosed                        0.00                       0.00
-------------------------------------------------------------------------------------------------


PRINCIPAL COLLECTIONS INFORMATION IN AUD AGGREGATED TO THE DATE OF THE LAST PAYMENT


Scheduled Principal Payments                                      25,956,156.03
Unscheduled Principal Payments                                   164,731,982.29
Redraws                                                           20,584,528.52

Principal Collections                                            170,103,609.80



TOTAL AVAILABLE PRINCIPAL IN AUD

Principal Collections
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                                  0.00

Principal Distributed                                            170,103,609.80
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS IN AUD

Available Income                                                  37,483,704.97
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             37,483,704.97


REDRAW & LIQUIDITY FACILITIES IN AUD

Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00